
May 2, 2023

Vanessa Allen Sutherland
General Counsel and Corporate Secretary
DCP Midstream, LP
2331 CityWest Blvd.
Houston, Texas 77042

> **Re: DCP Midstream, LP**
> **Amended Schedule 13E-3 filed April 28, 2023**
> **File No. 005-81287**
> **Amended Schedule 14C filed April 28, 2023**
> **File No. 001-32678**

Dear Vanessa Allen Sutherland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the information statement.

Amended Schedule 13E-3 filed April 28, 2023

Background of the Merger, page 14

1.   We reissue our prior comment 1. In this respect, we note your response that "Phillips 66 was unable to pursue the purposes of the Merger" until the closing of the DCP Midstream Transaction, and therefore discussions between Phillips 66 and Enbridge prior to the closing of the DCP Midstream Transaction regarding potential transactions involving the Partnership could not relate to alternative means to accomplish the purposes of the Merger. However, you disclose on page 52 that the "Phillips 66 Filing Parties' purposes and reasons for the Merger include ... Phillips 66's belief that, by increasing Phillips 66's economic interest in the Partnership, the Merger will drive value for Phillips 66's stockholders." It appears that, prior to the closing of the DCP Midstream Transaction, Phillips 66 could have discussed with Enbridge increasing Phillips 66's economic interest

in the Partnership, among other alternative means to accomplish the stated purposes of the Merger. Please revise or advise.

2.   While we do not necessarily agree with the analysis and conclusion set
      forth in your response to comment 2 of our April 17, 2023 letter, we will not issue further
      comments on this specific matter at this time.

      We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Mergers & Acquisitions